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Exhibit 99.1

Attributed Financial Information for Tracking Stock Groups

        Our Splitco Starz common stock is intended to reflect the separate performance of our Starz Group which primarily includes our wholly-owned subsidiary Starz, LLC. Our Splitco Capital common stock is intended to reflect the separate performance of our Capital Group which is comprised of all of our assets and businesses not attributed to the Starz Group.

        The following tables present our assets and liabilities as of March 31, 2011 and our revenue, expenses and cash flows as of and for the three months ended March 31, 2011 and 2010. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Starz Group and the Capital Group, respectively. The financial information should be read in conjunction with our unaudited condensed combined financial statements for the three months ended March 31, 2011 included in this Quarterly Report on Form 10-Q.

        Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Starz Group and the Capital Group, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Splitco Starz common stock and Splitco Capital common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Splitco Starz common stock and Splitco Capital common stock does not affect the rights of our creditors or creditors of our subsidiaries.

SUMMARY ATTRIBUTED FINANCIAL DATA

Splitco Starz Group

	March 31, 2011	December 31, 2010
	amounts in millions
Summary balance sheet data:
Current assets	$1,906	1,746
Total assets	$2,743	2,539
Long-term debt, including current portion	$81	68
Attributed net assets	$2,302	2,246

	Three months ended March 31,
	2011	2010
	amounts in millions
Summary operations data:
Revenue	$392	307
Operating expenses	(195)	(165)
Selling, general and administrative expenses(1)	(76)	(45)
Depreciation and amortization	(5)	(5)

Operating income	116	92
Other income (expense), net	(2)	1
Income tax expense	(61)	(36)

Net earnings	53	57
Less net earnings attributable to noncontrolling interests	1	—

Net earnings	$52	57

(1)
Includes stock-based compensation of $5 million and $6 million for the three months ended March 31, 2011 and 2010, respectively.

SUMMARY ATTRIBUTED FINANCIAL DATA

Splitco Capital Group

	March 31, 2011	December 31, 2010
	amounts in millions
Summary balance sheet data:
Current assets	$2,036	1,721
Investments in available-for-sale securities and other cost investments	$3,224	4,483
Total assets	$6,508	8,189
Long-term debt, including current portion	$750	2,033
Attributed net assets	$2,906	2,780

	Three months ended March 31,
	2011	2010
	amounts in millions
Summary operations data:
Revenue	$581	166
Operating expenses	(198)	(105)
Selling, general and administrative expenses(1)	(31)	(115)
Legal settlement	7	—
Depreciation and amortization	(16)	(16)

Operating income (loss)	343	(70)
Interest expense	(6)	(23)
Share of losses of affiliates, net (note 3)	(5)	(14)
Realized and unrealized gains on financial instruments, net	121	143
Other income, net	25	21
Income tax expense	(185)	(35)

Net earnings	$293	22

(1)
Includes stock-based compensation of $6 million and $11 million for the three months ended March 31, 2011 and 2010, respectively.

 BALANCE SHEET INFORMATION
March 31, 2011
(unaudited)

	Attributed (note 1)
	Splitco Starz Group	Splitco Capital Group	Inter-group eliminations	Combined Splitco
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$1,044	1,154	—	2,198
Trade and other receivables, net	229	25	—	254
Program rights	425	—	—	425
Short term marketable securities	149	165	—	314
Restricted cash	21	614	—	635
Receivable from Liberty	—	43	—	43
Other current assets	38	35	(23)	50

Total current assets	1,906	2,036	(23)	3,919

Investments in available-for-sale securities and other cost investments (note 2)	98	3,224	—	3,322
Investments in affiliates, accounted for using the equity method (note 3)	—	89	—	89
Property and equipment, net	102	134	—	236
Intangible assets not subject to amortization	132	354	—	486
Intangible assets subject to amortization, net	18	136	—	154
Program rights	351	—	—	351
Deferred costs	—	242	—	242
Deferred tax assets	—	263	(29)	234
Other assets, at cost, net of accumulated amortization	136	30	—	166

Total assets	$2,743	6,508	(52)	9,199

Liabilities and Equity
Current liabilities:
Accounts payable	$7	10	—	17
Accrued liabilities	216	37	—	253
Intergroup payable (receivable)	22	(22)	—	—
Financial instruments	2	1,131	—	1,133
Current portion of debt (note 4)	23	750	—	773
Current deferred tax liabilities	—	743	(23)	720
Deferred revenue	30	98	—	128
Other current liabilities	13	76	—	89

Total current liabilities	313	2,823	(23)	3,113

Long-term debt (note 4)	58	—	—	58
Deferred income tax liabilities	29	—	(29)	—
Deferred revenue	—	530	—	530
Other liabilities	45	250	—	295

Total liabilities	445	3,603	(52)	3,996
Equity/Attributed net assets	2,302	2,906	—	5,208
Noncontrolling interests in equity of subsidiaries	(4)	(1)	—	(5)

Total liabilities and equity	$2,743	6,508	(52)	9,119

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION
Three months ended March 31, 2011
(unaudited)

	Attributed (note 1)
	Splitco Starz Group	Splitco Capital Group	Combined Splitco
	amounts in millions
Revenue:
Communications and programming services	$392	581	973

	392	581	973

Operating costs and expenses:
Operating	195	198	393
Selling, general and administrative, including stock-based compensation (note 5)	76	31	107
Legal settlement	—	(7)	(7)
Depreciation and amortization	5	16	21

	276	238	514

Operating income	116	343	459
Other income (expense):
Interest expense	(1)	(6)	(7)
Share of earnings (losses) of affiliates, net (note 3)	—	(5)	(5)
Realized and unrealized gains (losses) on financial instruments, net	1	121	122
Gains (losses) on dispositions, net	(2)	—	(2)
Other, net	—	25	25

	(2)	135	133

Earnings before income taxes	114	478	592
Income tax expense	(61)	(185)	(246)

Net earnings	53	293	346
Less net earnings attributable to noncontrolling interests	1	—	1

Net earnings attributable to Splitco stockholders	$52	293	345

Net earnings	$53	293	346

Other comprehensive earnings (loss), net of taxes:
Unrealized holding losses arising during the period	—	(24)	(24)
Recognition of previously unrealized gains on available-for-sale securities, net	(6)	—	(6)
Other	1	—	1

Other comprehensive earnings (loss)	(5)	(24)	(29)

Comprehensive earnings	48	269	317
Less comprehensive earnings attributable to the noncontrolling interests	1	—	1

Comprehensive earnings attributable to Splitco stockholders	$47	269	316

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION
Three months ended March 31, 2010
(unaudited)

	Attributed (note 1)
	Splitco Starz Group	Splitco Capital Group	Combined Splitco
	amounts in millions
Revenue:
Communications and programming services	$307	166	473

	307	166	473

Operating costs and expenses:
Operating	165	105	270
Selling, general and administrative, including stock-based compensation (note 5)	45	115	160
Depreciation and amortization	5	16	21

	215	236	451

Operating income (loss)	92	(70)	22
Other income (expense):
Interest expense	—	(23)	(23)
Intergroup interest income (expense)	2	2	4
Share of earnings (losses) of affiliates, net (note 3)	—	(14)	(14)
Realized and unrealized gains (losses) on financial instruments, net	(1)	143	142
Gains (losses) on dispositions, net	—	(1)	(1)
Other, net	—	20	20

	1	127	128

Earnings before income taxes	93	57	150
Income tax expense	(36)	(35)	(71)

Net earnings	57	22	79
Less net earnings attributable to the noncontrolling interests	—	—	—

Net earnings attributable to Splitco stockholders	$57	22	79

Net earnings	$57	22	79

Other comprehensive earnings (loss), net of taxes:
Unrealized holding gains arising during the period	—	30	30
Reattribution of other comprehensive earnings between tracking stocks	—	30	30

Other comprehensive earnings (loss)	—	60	60

Comprehensive earnings	57	82	139
Less comprehensive earnings attributable to the noncontrolling interests	—	—	—

Comprehensive earnings attributable to Splitco stockholders	$57	82	139

 STATEMENT OF CASH FLOWS INFORMATION
Three months ended March 31, 2011
(unaudited)

	Attributed (note 1)
	Splitco Starz Group	Splitco Capital Group	Combined Splitco
	amounts in millions
Cash flows from operating activities:
Net earnings	$53	293	346
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	5	16	21
Amortization of program rights	141	—	141
Stock-based compensation	5	6	11
Cash payments for stock based compensation	(2)	(1)	(3)
Share of losses of affiliates, net	—	5	5
Realized and unrealized losses on financial instruments, net	(1)	(121)	(122)
Losses on disposition of assets, net	2	—	2
Intergroup tax allocation	41	(74)	(33)
Intergroup tax payments	59	10	69
Deferred income tax expense	18	168	186
Other noncash charges (credits), net	16	(391)	(375)
Changes in operating assets and liabilities
Current and other assets	(211)	(9)	(220)
Payables and other current liabilities	57	180	237

Net cash provided by operating activities	183	82	265

Cash flows from investing activities:
Investments in and loans to cost and equity investees	—	(19)	(19)
Repayment of loans by investees	—	134	134
Capital expended for property and equipment	(1)	(2)	(3)
Net sales (purchases) of short term investments	(4)	169	165
Net decrease (increase) in restricted cash	7	(86)	(79)
Reattribution of cash	—	(264)	(264)
Other investing activities, net	(1)	4	3

Net cash provided (used) by investing activities	1	(64)	(63)

Cash flows from financing activities:
Borrowings of debt	1	—	1
Repayments of debt	(19)	—	(19)
Repurchases of Liberty common stock	—	(80)	(80)
Other financing activities, net	—	4	4

Net cash used by financing activities	(18)	(76)	(94)

Net increase (decrease) in cash and cash equivalents	166	(58)	108
Cash and cash equivalents at beginning of period	878	1,212	2,090

Cash and cash equivalents at end period	$1,044	1,154	2,198

 STATEMENT OF CASH FLOWS INFORMATION
Three months ended March 31, 2010
(unaudited)

	Attributed (note 1)
	Splitco Starz Group	Splitco Capital Group	Combined Splitco
	amounts in millions
Cash flows from operating activities:
Net earnings	$57	22	79
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	5	16	21
Amortization of program rights	142	—	142
Stock-based compensation	6	11	17
Cash payments for stock based compensation	(28)	(1)	(29)
Share of losses of affiliates, net	—	14	14
Realized and unrealized gains (losses) on financial instruments, net	1	(143)	(142)
Losses on disposition of assets, net	—	1	1
Intergroup tax allocation	24	(105)	(81)
Intergroup tax payments	43	29	72
Deferred income tax expense	11	38	49
Other noncash charges, net	4	16	20
Changes in operating assets and liabilities
Current and other assets	(200)	(47)	(247)
Payables and other current liabilities	26	232	258

Net cash provided by operating activities	91	83	174

Cash flows from investing activities:
Cash proceeds from dispositions	29	29	58
Proceeds from settlement of financial instruments	—	414	414
Investments in and loans to cost and equity investees	—	(176)	(176)
Repayment of loans by investees	—	25	25
Repayment of loan by Liberty	158	158	316
Capital expended for property and equipment	—	(2)	(2)
Net sales of short term investments	—	35	35
Net increase in restricted cash	(20)	(23)	(43)
Reattribution of cash	—	(807)	(807)

Net cash provided (used) by investing activities	167	(347)	(180)

Cash flows from financing activities:
Borrowings of debt	—	38	38
Repayments of debt	(1)	(524)	(525)
Repurchases of Liberty common stock	(40)	(4)	(44)
Other financing activities, net	(6)	77	71

Net cash used by financing activities	(47)	(413)	(460)

Net increase (decrease) in cash and cash equivalents	211	(677)	(466)
Cash and cash equivalents at beginning of period	794	3,157	3,951

Cash and cash equivalents at end period	$1,005	2,480	3,485

Notes to Attributed Financial Information

(unaudited)

(1)
The Starz Group consists primarily of our subsidiary Starz, LLC and approximately $1,044 million of cash, including subsidiary cash. Accordingly, the accompanying attributed financial information for the Starz Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of that consolidated subsidiaries.

  The Starz Group focuses primarily on video programming. Accordingly, we expect that businesses we may acquire in the future that we believe are complementary to this strategy will also be attributed to the Starz Group.

  The Capital Group consists of all of our businesses not included in the Starz Group, including our consolidated subsidiaries Atlanta National League Baseball Club, Inc. and TruePosition, Inc. and certain cost and equity investments. Accordingly, the accompanying attributed financial information for the Capital Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of these consolidated subsidiaries. In addition, we have attributed to the Capital Group all of our notes and debentures (and related interest expense) that have not been attributed to the Starz Group. See note 4 below for the debt obligations attributed to the Capital Group. In addition, we have allocated certain corporate general and administrative expenses among the Starz Group and the Capital Group as described in note 5 below.

  On February 25, 2010, Liberty Media Corporation ("Liberty" or "Liberty Media") announced that its board of directors had resolved to effect the following changes in attribution between the Capital Group and the Interactive Group, effective immediately (the "February Reattribution"):

  •
  the change in attribution from the Interactive Group to the Capital Group of Liberty's 14.6% ownership interest in Live Nation Entertainment, Inc.;

  •
  the change in attribution from the Capital Group to the Interactive Group of the following debt securities:

  •
  $469 million in principal amount of 4% Exchangeable Senior Debentures due 2029 (the "2029 Exchangeables");

  •
  $460 million in principal amount of 3.75% Exchangeable Senior Debentures due 2030 (the "2030 Exchangeables"); and

  •
  $492 million in principal amount of 3.5% Exchangeable Senior Debentures due 2031 (the "2031 Exchangeables", and together with the 2029 Exchangeables and the 2030 Exchangeables, the "Exchangeable Notes");

  •
  the change in attribution from the Capital Group to the Interactive Group of approximately $830 million in net taxable income to be recognized ratably in tax years 2014 through 2018 as a result of the cancellation in April 2009 of $400 million in principal amount of 2029 Exchangeables and $350 million in principal amount of 2030 Exchangeables; and

  •
  the change in attribution from the Capital Group to the Interactive Group of $807 million in cash.

  The Liberty Media board determined that the February Reattribution would enable the Interactive Group to obtain long-term debt financing on better terms than would have been available to it in the capital markets at that time and improve the liquidity of the Interactive Group. In addition, the Interactive Group's generation of meaningful taxable income would better position it to utilize more directly and efficiently the tax benefits associated with the Exchangeable Notes. Previously, the Interactive Group was using these tax benefits, which were then attributed to the Capital

Notes to Attributed Financial Information (Continued)

(unaudited)

  Group, and compensating the Capital Group for such use. Lastly, the Liberty Media board believed that Liberty Media's equity interests in Live Nation Entertainment should be reattributed to the Capital Group in order to position it to take advantage of potential synergies associated with the Capital Group's interests in Sirius XM Radio.

  In establishing the terms of the February Reattribution, the Liberty Media board reviewed, among other things, (i) a range of estimated values for the Exchangeable Notes (between $482 million and $526 million), which took into account the trading prices of the Exchangeable Notes and their unique tax attributes, among other things, and (ii) the estimated value of Liberty Media's equity interests in Live Nation Entertainment (approximately $298 million), which was based on the $12 per share offer price in Liberty Media's tender offer for additional shares of Live Nation during February 2010. Consistent with Liberty Media's Management and Allocation Policies, the Liberty Media board determined that the exchange of assets and liabilities between the two groups in the February Reattribution was completed on a fair value basis.

  The February Reattribution has been reflected prospectively. This change in attribution had no effect on the balance sheet and results of operations attributed to the Starz Group.

  On September 16, 2010, Liberty Media's board of directors approved a change in attribution of Liberty Media's interest in Starz Media, LLC along with $15 million in cash from the Capital Group to the Starz Group, effective September 30, 2010 (the "Starz Media Reattribution"). As a result of the Starz Media Reattribution, an intergroup payable of approximately $54.9 million owed by the Capital Group to the Starz Group has been extinguished, and its Starz Group has become attributed with approximately $53.7 million in bank debt, interest rate swaps and any shutdown costs associated with the winding down of the Overture Films business. Notwithstanding the Starz Media Reattribution, the board determined that certain tax benefits relating to the operation of the Starz Media, LLC business by the Capital Group that may be realized from any future sale or other disposition of that business by the Starz Group will remain attributed to the Capital Group.

  The Starz Media Reattribution enabled the Starz Group to acquire the complementary Starz Media business. Starz Entertainment had been engaging in mutually beneficial content distribution and programming arrangements with Starz Media, and it was inefficient for these arrangements to be treated as inter-group transactions. Accordingly, the Liberty Media board reattributed Starz Media, and its related debt, from the Capital Group to the Starz Group. This also enabled the Capital Group to repay indebtedness it owed to the Starz Group without using any of its cash reserves.

  In establishing the terms of the Starz Media Reattribution, the Liberty Media board considered, among other things, (i) a range of estimated values for the Starz Media assets (between $95 million and $122 million), (ii) the $53.7 million in Starz Media liabilities to be assumed and (iii) the $54.9 million payable owed by the Capital Group to the Starz Group. Consistent with Liberty Media's Management and Allocation Policies, the Liberty Media board determined that the exchange of assets and liabilities between the two groups in the Starz Reattribution was completed on a fair value basis.

  The Starz Media Reattribution has been reflected prospectively.

  On February 9, 2011, Liberty Media's Board of Directors approved the change in attribution of (i) approximately $1.138 billion principal amount of Liberty Media LLC's 3.125% Exchangeable Senior Debentures due 2023 (the "TWX Exchangeable Notes"), (ii) 21,785,130 shares of Time Warner Inc. common stock, 5,468,254 shares of Time Warner Cable Inc. common stock and

Notes to Attributed Financial Information (Continued)

(unaudited)

  1,980,425 shares of AOL, Inc. common stock, which collectively represent the basket of securities into which the TWX Exchangeable Notes are exchangeable (the "Basket Securities") and (iii) $263.8 million in cash from the Capital Group to the Interactive Group, effective immediately (the "TWX Reattribution"). The TWX Reattribution had no effect on the assets and liabilities attributed to the Starz Group, nor did it effect any change to the obligor of the TWX Exchangeable Notes, which remains Liberty Media LLC.

  The Liberty Media board determined to effect the TWX Reattribution in light of the proposed split-off, to eliminate ambiguity regarding the terms of this reattribution and to better align the TWX Exchangeable Notes with the tracking stock group that has the strongest cashflow generation. The reattribution of the TWX Exchangeable Notes was necessary to complete the pending proposed split-off of Liberty's Liberty Capital and Liberty Store tracking stock groups from its Liberty Interactive tracking stock group (the "proposed Split-Off") because the obligor thereunder, Liberty Media LLC, will remain with Liberty Media following that split-off. The Liberty Media board believed that waiting to complete this reattribution until an unknowable time when the conditions to the split-off would be satisfied was creating confusion in the marketplace over the terms of the pending reattribution, including the amount of cash to be reattributed. In addition, and irrespective of the split-off, the Liberty Media board believes the Interactive Group is best positioned to fulfill the obligations under the Exchangeable Notes given its strong cash flow and solid credit position. Accordingly, the Liberty Media board decided to complete the TWX Reattribution at its February 9, 2011 board meeting.

  In establishing the terms of the TWX Reattribution, the Liberty Media board reviewed, among other things, (i) the principal amount of the TWX Exchangeable Notes, (ii) a range of values for tax liabilities associated with the delivery of the Basket Securities (between $162 million and $168 million), (iii) a range of values in payment for the risk that the Basket Securities are worth less than the face amount of the TWX Exchangeable Notes at the first date on which the TWX Exchangeable Notes can be redeemed, which is March 30, 2013 (between $36 million to $55 million), and (iv) the estimated value of the Basket Securities, using closing market prices on February 8, 2011 ($1.2 billion in the aggregate).

  Any businesses that we may acquire in the future that are not attributed to the Starz Group will be attributed to the Capital Group.

  While we believe the allocation methodology described above is reasonable and fair to each group, we may elect to change the allocation methodology in the future. In the event we elect to transfer assets or businesses from one group to the other, such transfer would be made on a fair value basis and would be accounted for as a short-term loan unless our board of directors determines to account for it as a long-term loan or through an inter-group interest.

Notes to Attributed Financial Information (Continued)

(unaudited)

(2)
Investments in available-for-sale securities, including non-strategic securities, and other cost investments are summarized as follows:

	March 31, 2011	December 31, 2010
	amounts in millions
Splitco Capital Group
Time Warner Inc.(b)	$444	1,101
Time Warner Cable Inc.(b)	223	567
Sprint Nextel Corporation(a)	214	301
Motorola Solutions(c)	331	471
Motorola Mobility(c)	158	—
Viacom, Inc.	353	301
Live Nation Entertainment, Inc.(d)	362	389
Century Link, Inc.(a)	153	248
Priceline(a)	264	208
Other available-for-sale equity securities(a)	44	100
SIRIUS XM debt securities	393	384
Other available-for-sale debt securities	274	404
Other cost investments and related receivables	11	9

Total attributed Splitco Capital Group	3,224	4,483

Splitco Starz Group
Other	98	67

Total attributed Splitco Starz Group	98	67

Combined Splitco	$3,322	4,550

(a)
Includes shares pledged as collateral for share borrowing arrangements.

(b)
As discussed in note 1, certain of these securities were reattributed from the Capital Group to the Interactive Group in the first quarter of 2011.

(c)
Effective January 4, 2011 Motorola, Inc. separated Motorola Mobility Holdings, Inc. in a 1 for 8 stock distribution. Motorola Inc. simultaneously completed a 1 for 7 reverse stock split and was renamed Motorola Solutions, Inc.

(d)
During the first quarter of 2011, Liberty entered into a subscription agreement to acquire shares of Live Nation. Approximately 1.8 million shares were acquired immediately under the agreement for consideration of approximately $19 million. Additionally, under the agreement Liberty has agreed to acquire an additional 5.5 million shares for consideration of $58 million, subject to Live Nation shareholder vote to be held at the annual meeting which must occur no later than June 30, 2011. Splitco will assume the obligations of Liberty under the subscription agreement.

Notes to Attributed Financial Information (Continued)

(unaudited)

(3)
The following table presents information regarding certain equity method investments:

	March 31, 2011			Share of earnings (losses) three months ended March 31,
	Percentage ownership	Carrying value	Market value
				2011	2010
	dollar amounts in millions
Splitco Capital Group
Sirius(a)	40%	$—	$4,269	$(7)	$(8)

(a)
As of March 31, 2011, the Sirius Preferred Stock had a market value of $4,269 million based on the value of the common stock into which it is convertible.
(4)
Debt attributed to the Starz Group and the Capital Group is comprised of the following:

	March 31, 2011
	Outstanding principal	Carrying value
	amounts in millions
Splitco Capital Group
Bank facility	$750	750

Total attributed Splitco Capital Group debt	750	750

Splitco Starz Group
Subsidiary debt	81	81

Total attributed Splitco Starz Group debt	81	81

Total debt	$831	831

(5)
Cash and stock-based compensation expense for our corporate employees has been allocated among the Splitco Starz Group and the Splitco Capital Group based on the estimated percentage of time spent providing services for each group. Historically, these items have been allocated to the Liberty Interactive Group based on the same methodology and based on the services agreement, which will be entered into between Liberty and Splitco in connection with the proposed Split-Off, will continue to be allocated on a similar basis upon the completion of the proposed Split-Off. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Amounts allocated from the Splitco Capital Group to the Liberty Interactive Group and the Splitco Starz Group, including stock-based compensation, are as follows:

	Three months ended March 31,
	2011	2010
	amounts in millions
Liberty Interactive Group	$21	17
Splitco Starz Group	$7	4

  While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

Notes to Attributed Financial Information (Continued)

(unaudited)

(6)
We have accounted for income taxes for the Splitco Starz Group and the Splitco Capital Group in the accompanying attributed financial information in a manner similar to a stand-alone company basis. To the extent this methodology differs from our tax sharing policy, differences have been reflected in the attributed net assets of the groups.

(7)
The Splitco Starz common stock and the Splitco Capital common stock will have voting and conversion rights under the proposed charter. Following is a summary of those rights. Holders of Series A common stock of each group are entitled to one vote per share and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group, if issued, will be entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote. In general, holders of Series A and Series B common stock vote as a single class. In certain limited circumstances, the board may elect to seek the approval of only the holders of common stock related to our Starz Group or our Capital Group.

  At the option of the holder, each share of Series B common stock is convertible into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to one of our other groups.

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  Exhibit 99.1
BALANCE SHEET INFORMATION March 31, 2011 (unaudited)
STATEMENT OF CASH FLOWS INFORMATION Three months ended March 31, 2011 (unaudited)
STATEMENT OF CASH FLOWS INFORMATION Three months ended March 31, 2010 (unaudited)
Notes to Attributed Financial Information (unaudited)